Exhibit 17.1

March 31, 2019

comScore, Inc.

11950 Democracy Drive

Reston, Virginia 20190

Attention: Board of Directors

Gentlemen:

Effective immediately, I hereby resign as Chief Executive Officer and a member of the Board of Directors (the “Board”) of comScore, Inc. (the “Company”), and as an officer, director and manager of all subsidiaries and affiliates of the Company. Effective April 1, 2019, I hereby resign as an employee.

Although the Board and I are generally aligned on the Company’s strategy, I disagree with the Company regarding the execution of the strategy.

/s/ Bryan Wiener

Bryan Wiener